
April 20, 2023

Kam Pang Chim
Chief Financial Officer
Nature Wood Group Ltd
Avenida da Amizade no. 1287
Chong Fok Centro Comercial, 13 E
Macau S.A.R

> **Re: Nature Wood Group Ltd**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted April 7, 2023**
> **CIK No. 0001948294**

Dear Kam Pang Chim:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement filed April 7, 2023

Regulatory Permission, page 5

1. We note that the CSRC recently published Trial Administrative Measures ("Trial Measures") that impose certain filing requirements for direct and indirect overseas listings and offerings. We also note your disclosure that based on your analysis, these Trial Measures regulations do not apply to this transaction. Please revise your disclosure throughout your registration statement, including the Risk Factors section, to include the consequences for non-compliance in the event that PRC government deems your transaction to be subject to Trial Measures regulations.

You may contact Mindy Hooker at 202-551-3732 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing